

Mail Stop 4631

November 23, 2009

via U.S. mail and facsimile

Mr. Mitchell Brown, Chief Executive Officer
Cono Italiano, Inc.
10 Main Street
Keyport, NJ 07735

> **RE: Cono Italiano, Inc.**
> **Form 8-K Item 4.01**
> **Filed November 13, 2009**
> **Form 8-K Item 4.01**
> **Filed November 19, 2009**
> **File No. 0-51388**

Dear Mr. Brown:

We have completed our review of your filings and have no further comments at this time.

We note, however, that the filing dated November 19, 2009 is the first amendment, but is not tagged as such in EDGAR; that is, the tag indicates only a Form 8-K instead of a Form 8-K/A. Please note that in the future, your filing of such an amendment should have the Form 8-K/A indication in the EDGAR tag line.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant